Via EDGAR

May 28, 2013

Mr. Jeffrey Long
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549

Dear Mr. Long:

Please find below our transcription of your comments, provided to David Scott on March 5, 2013, pertaining to the Sarbanes-Oxley review of USA Mutuals.  Please also find the responses of the Trust, which are included under each transcribed comment.

Annual Report Comments/Questions (for the year-ending March 31, 2012)

1.
The Reviewer noted that options were used during the year, but that no discussion of the impact of these options was included in the Management Discussion of Fund Performance (“MDFP”).  The Reviewer indicated that it is the SEC’s position that, if options or derivatives had an impact on fund performance, then the MDFP should address the impact.

Management Response: Moving forward, the MDFP shall include a discussion of the impact of options or other derivatives to the extent applicable.

2.
The Reviewer noted that payables to directors and trustees should be disclosed separately in the Statement of Assets and Liabilities.  The Reviewer cited Regulation S-X, Article 6-04(12), support of this position.

Management Response: Moving forward, payables to directors and trustees shall be disclosed separately in the Statement of Assets and Liabilities.

Thank you for your comments and thank you in advance for your consideration of our responses.  If you have any questions, or would like to discuss any of these items further, please do not hesitate to contact David Scott at (646) 415-8159 or by email at David.Scott@descott.com.

USA Mutuals  ·  700 North Pearl Street, Suite 900, Dallas, Texas 75201  ·
www.USAMutuals.com  214.953.0066

TANDY Representation

In responding to comments provided by the Office of Disclosure and Review, we understand and acknowledge that:
•	The fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

David E. Scott
Chief Compliance Officer

USA Mutuals  ·  700 North Pearl Street, Suite 900, Dallas, Texas 75201  ·
www.USAMutuals.com  214.953.0066